Exhibit (a)(65)

Genco Shipping & Trading Limited Responds to Diana Shipping Extending its Inadequate $24.80 Unsolicited Tender Offer

Diana’s $24.80 Tender Offer Continues to Undervalue Genco and its Assets and
Fails to Provide a Control Premium

NEW YORK, June 29, 2026 -- Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today issued the following statement regarding Diana Shipping Inc.’s (“Diana”) extension of its inadequate tender offer to acquire all outstanding common shares of Genco not already owned by Diana for $24.80 per share in cash:

Diana’s press release this morning represents yet more gamesmanship and an attempt to confuse Genco shareholders. The press release touts a cash and stock offer, but the tender offer Diana is extending is only for $24.80 per share in cash. We caution Genco shareholders not to be misled.

With respect to the $24.80 tender offer, it is perplexing that this is still being offered, as it is even below Diana’s subsequent non-binding indicative proposal announced on June 17, 2026 to acquire all outstanding common shares of Genco not already owned by Diana for consideration consisting of $24.80 per share in cash and one Diana share.

Our Board previously reviewed and unanimously rejected the $24.80 tender offer, determining that it continued to meaningfully undervalue the Company and its assets, remained well below Genco’s net asset value (NAV) and did not include any control premium. More recently, at Genco’s 2026 Annual Meeting of Shareholders, shareholders overwhelmingly supported the Board by voting to re-elect all six of Genco’s director nominees and in accordance with the Board’s recommendations for all other ballot items.

We continue to recommend shareholders not tender their shares into Diana’s inadequate $24.80 tender offer and protect the upside of their Genco investment.

We are executing our Comprehensive Value Strategy, which is delivering compelling and growing dividends and superior value to shareholders. Based on our firm fixtures to date and assuming the current FFA curve, our dividend formula would produce a Q2 dividend of $0.70 per share, a 367% increase year-over-year. Assuming the current forward freight rate curve for the balance of the year, our dividend formula would produce a total dividend of $2.50 per share in 2026.1

1 2026 projections are based on our fixtures to date and assumes the forward freight agreement (FFA) curve for the balance of the year. For further details of the calculation of operating cash flow and our assumptions and qualifications, including estimated expenses and utilization rates, please see p. 39 of our Q1 2026 earnings presentation at https://investors.gencoshipping.com/overview/default.aspx.

With respect to the nonbinding proposal made to the Board on June 17, 2026, our Board is in the process of reviewing the proposal in consultation with its financial and legal advisors. We will address this offer in due course.

The Board is committed to maximizing shareholder value and will continue taking actions that it believes are in the best interests of all Genco shareholders.

Diana has not filed an amended tender offer statement for a tender offer at an increased price. As the Company has previously stated publicly, until such time as Diana does, Genco will not amend its Solicitation/Recommendation Statement on Schedule 14D-9 to take a position in respect of such non-binding indicative proposal.

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations.

Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves.  As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Investor Contact

Peter Allen
Chief Financial Officer
Genco Shipping & Trading Limited
(646) 443-8550

Media Contact

Leon Berman
IGB Group
(212) 477-8438
lberman@igbir.com